

August 16, 2024

Hongfei Zhang
Chief Executive Officer
Calisa Acquisition Corp
420 Lexington Ave., Suite 2446
New York, NY 10170

   Re: Calisa Acquisition Corp
     Amendment No. 1 to
     Registration Statement on Form S-1
     Filed August 9, 2024
     File No. 333-280565

Dear Hongfei Zhang:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Registration Statement on Form S-1

Enforcement of Civil Liabilities, page 11

1. We note your revised disclosure provided in response to prior comment 3. As requested in the comment, please include Ogier's consent to being named in this section of the prospectus as an exhibit to the registration statement.

Risk Factors Summary, page 26

2. We note your response to prior comment 5. We also note that you disclose on page 28 that the PRC government may intervene or regulate the activities of the post-business combination company in ways that could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. Please revise your disclosure

to include the current risks that the majority of your directors and officers being based in or having significant ties to China poses which could result in a material change in your operations and/or the value of the securities you are registering for sale including causing the value of your securities to significantly decline or become worthless.

Risks Related to Acquiring and Operating a Business Outside of the United States, page 51

3.   We note your response to prior comment 7. Please expand your disclosure regarding the impact PRC law or regulations may have on the cash flows associated with the business combination transaction specifically including, but without limitation, shareholder redemption rights.

Underwriting, page 144

4.   We note your response to prior comment 9. Please revise your underwriter's compensation table to include the EBC founder shares in tabular format. Please refer to Item 508(e) of Regulation S-K for guidance.

Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey M. Gallant, Esq.